CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

February 27, 2013

Via EDGAR and Hand Delivery

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	LivePerson, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 13, 2012 File No. 000-30141

Dear Mr. Gilmore:

Please find, as set forth below, the Company’s responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 7, 2013 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in bold and italics before each response.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	As previously requested, in connection with responding to our comments, please provide, in writing, a statement signed by the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:

As requested by the Staff, we include as Annex I a letter from the Company that sets forth the requested acknowledgements with respect to filings made by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC. LIVEPERSON-1

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

February 27, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.	In response to prior comment 1, you state that you believe that the bookings-related metrics referenced in the recent earnings conference calls do not represent known trends regarding the company’s business that requires additional disclosure. Please explain the basis for your conclusion that the bookings-related metrics and the average deal size for historical periods do not represent material known trends regarding your contractually committed source of revenues and the company’s business activities. See Item 303(a)(3)(ii) of Regulation S-K. Also explain the basis for your conclusion that backlog disclosure is not required by Item 101(c)(1)(viii) of Regulation S-K. It would appear that unfilled orders or contractual commitments to purchase should be considered backlog. If you believe that the dollar amount of the backlog orders are not material to an understanding of the company’s business as a whole, explain the basis on which you conclude that the backlog levels were not material and provide quantitative information in this respect. Otherwise, please confirm that you will provide the dollar amount of your backlog orders for the two preceding years in future filings.

RESPONSE:

In response to the Staff’s comment, the Company has further reviewed the bookings metric it has historically provided in its earnings releases and earnings conference calls and proposes to add additional disclosure in its SEC filings consistent with the disclosures previously provided to investors in its earnings releases and earnings conference calls. Based on the foregoing, the Company will include disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) and in its subsequent quarterly and annual reports with respect to “bookings” (so long as such information is also conveyed in press releases and/or earnings releases), with further clarification explaining that “bookings” consists of a subset of new contractual commitments entered into during the period when such contracts have committed subscription or base fees, but does not represent all potential sources of revenue from those customers and also does not include revenues under performance or usage based contractual arrangements or month-to-month contractual arrangements. The Company proposes to include such “bookings” disclosure in a financial overview prior to the results of operations section to provide additional insight into the Company’s business activities. The Company expects to add the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K at the end of the financial overview:

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC. LIVEPERSON-2

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

February 27, 2013

“Bookings increased 38% and 42% to $8.7 million and $29.7 million in the three and twelve months ended December 31, 2012, respectively, from $6.3 million and $20.9 million in the comparable periods in 2011. We include in our bookings metrics new contractual commitments from either a new or existing mid market and/or enterprise customers for recurring subscription based fees, but exclude from such amounts non-recurring fees such as one time implementation costs or one time consulting fees. The bookings metric generally does not include or represent usage based and/or pay-for-performance based contracts, month-to-month contracts or transaction-based services. Accordingly, while we believe that bookings is a relevant metric in providing management with insight into certain recent activity in our business, there is no assurance that bookings amounts will be recognized as revenue in future periods, based on our revenue recognition policy, potential customer cancelations, delays in implementations or otherwise.”

As previously noted to the Staff and disclosed above, while bookings does not have a linear correlation to new revenue in a specific subsequent period given that it only reflects a portion of the contractual arrangements that the Company utilizes to generate its revenues, it does provide management with insight into certain recent activity. However, because the bookings metric only reflects a portion of the Company’s contractual arrangement entered into during a specific period and does not reflect all revenues which may be recognized in a given period in accordance with the Company’s revenue recognition policies, the Company believes it has limited value to an understanding of the Company’s business as a whole and should not be confused with the traditional definition of backlog used by other companies in the software industry. As disclosed in the Company’s Form 10-K and elsewhere, a significant portion of the Company’s revenue is generated from usage-based and/or pay-for-performance based contracts, as well as month-to-month contracts and other transaction-based services, none of which are captured in the bookings metric referred to above. As a result, the bookings metric has limitations with respect to its ability to provide financial guidance, and the Company does not believe that the bookings metric represents backlog, within the meaning of Item 101(c)(1)(viii) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC. LIVEPERSON-3

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

February 27, 2013

The Company does not measure or report on any metric that meets the definition of firm backlog, nor does the Company believe firm backlog is measurable due to the variability of revenue under the various types of contractual arrangements it uses, uncertainties regarding its ability to implement such contracts within a predictable timeframe, the ability of customers to cancel such contracts and the potential variance in revenues from month-to-month contracts, and therefore does not consider such arrangements to constitute backlog under Item 101(c)(1)(viii) of Regulation S-K.  For example, with respect to the Company’s usage-based and pay-for-performance based contracts, the revenue ultimately recognized by the Company will depend on the actual usage or performance of its products, after deployment by a particular customer, which cannot be accurately predicted.

With respect to average deal size, in response to the Staff’s comment, the Company intends to include disclosure regarding average deal size in its subsequent quarterly and annual reports (so long as such information is also conveyed in press releases and/or earnings releases). The Company expects to add the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K at the end of the financial overview:

“Average deal size for new bookings in the three months ended December 31, 2012 was $49,000, with average deal size for new customers of $31,000 and average deal size for existing customers requesting additional products or expanded access to current products of $54,000.  Similar to our bookings metric, average deal size generally represents new contractual arrangements with committed subscription or base fees from new or existing mid-market or enterprise customers, and does not capture usage and/or pay-for-performance based contracts or fees. Management uses average deal size, being a subset of bookings, as a relevant metric in providing management with insight into certain recent activity in our business.”

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC. LIVEPERSON-4

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

February 27, 2013

Item 8. Consolidated Financial Statements and Supplementary Data

Note (9) Legal Matters, page 71

3.	We note your response to prior comment 4. It appears you relied on Item 103 of Regulation S-K in determining materiality of the settlement for financial statement reporting and disclosure purposes. Please note that Item 103 of Regulation S-K requires disclosure of material pending legal proceedings for matters within its scope which is different from the financial reporting requirement to separately disclose items that have a material impact on the financial statements. As a result, please tell us what consideration was given to disclosing the settlement amount either on the face of the condensed consolidated statements of income or in the accompanying footnotes in your Form 10-Q for the quarterly period ended June 30, 2012 and provide us with an analysis supporting your conclusion.

RESPONSE:

After the settlement agreement was entered into, the Company assessed the materiality of such amount for financial statement and reporting purposes in its financial statements and other disclosures for the quarter ended June 30, 2012 contained in its Form 10-Q. The settlement amount was included in the Company’s consolidated statement of income under general and administrative, which includes expenses related to ordinary course legal matters as disclosed in the Company’s SEC filings. In reviewing whether such amount should be reported in that expense line item or whether it should be broken out separately on the face of the consolidated statement of income, the Company assessed the materiality of such settlement amount in accordance with SAB 99 and other guidance. Following such assessment, the Company concluded that it was not material and consequently, the settlement amount was included in general and administrative and it was therefore not separately disclosed on the face of the Company’s consolidated financial statements of income nor was such amount disclosed in the accompanying footnotes. This determination of materiality was made both on a quantitative basis and on a qualitative basis. On a quantitative basis, the settlement amount represented less than [****]% of the Company’s total operating expenses for the second quarter of 2012, and the increase in costs relating to litigation during the quarter was disclosed in the Company’s discussion on increases to general and administrative expenses in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012. Qualitatively, the Company determined that this litigation and settlement was of a type that is incident to increasingly routine litigation arising in the ordinary course of its business and therefore was not qualitatively material. The Company also respectfully notes that the disclosure of confidential settlements of an immaterial amount in routine litigation matters could encourage plaintiffs and patent trolls to file additional suits against the Company, which is not in the best interests of the Company and its stockholders.

The Company will continue to review any future settlement amounts for materiality in the context of its future financial disclosures.

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC. LIVEPERSON-5

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

February 27, 2013

4.	We also note your response to prior comment 4 that you will add disclosure related to your contingencies in future filings, when applicable, to clarify that an estimate cannot be made. Please provide us with the following additional information:

•	Please tell us whether you also intend to clarify in your disclosures that when there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you will indicate this possibility and either disclose an estimate of the additional loss or range of loss, or state, as you indicated in your response, that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole.

•	You disclose that for certain of your legal matters you do not expect that the outcome will have a material adverse effect on your financial condition or results of operations; however, it is unclear whether the outcome will have a material adverse effect on your cash flows. Please tell us what consideration was given to disclosing whether such matters may be material to your cash flows or alternatively, your financial statements as a whole.

•	You disclose that you routinely assess litigation as to the probability of ultimately incurring a liability and record your best estimate of the loss when the likelihood of loss is probable. Please clarify your policy in future filings when you determine that a loss is not probable but is reasonably possible.

•	Provide us with the disclosures you expect to include in future filings regarding your contingencies.

RESPONSE:

In response to the Staff’s comment, the Company will add the following disclosure to both Item 3 of the Form 10-K and to Footnote 9 of the Form 10-K, which explicitly sets forth the process the Company undertakes in connection with analyzing pending litigation:

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC. LIVEPERSON-6

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

February 27, 2013

“From time to time, the Company is involved in or subject to legal, administrative and regulatory proceedings, claims, demands and investigations arising in the ordinary course of business, including direct claims brought by or against the Company with respect to intellectual property, contracts, employment and other matters, as well as claims brought against the Company’s customers for whom the Company has a contractual indemnification obligation. The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. In addition, in the event the Company determines that a loss is not probable, but is reasonably possible, and it becomes possible to develop what the Company believes to be a reasonable range of possible loss, then the Company will include disclosures related to such matter as appropriate and in compliance with ASC 450. The accruals or estimates, if any, resulting from the foregoing analysis, are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility that the losses could exceed the amounts already accrued, the Company will, as applicable, adjust the accrual in the period the determination is made, disclose an estimate of the additional loss or range of loss, indicate that the estimate is immaterial with respect to its financial statements as a whole or, if the amount of such adjustment cannot be reasonably estimated, disclose that an estimate cannot be made.”

The Company will also include the following disclosure when discussing current pending litigation where a loss is reasonably possible but not estimable, as applicable:

“The liability, if any, associated with this litigation is not reasonably estimable at this time.”

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC. LIVEPERSON-7

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

February 27, 2013

The Company will also clarify in future SEC filings that disclose pending litigation and where the Company has determined that it does not expect that the outcome will have a material adverse effect on its financial condition or results of operations, that it does not expect the outcome of such litigation to have a material adverse effect on its financial condition, results of operations or cash flows.

***********

Please let us know if you have any questions relating to the foregoing.

Very truly yours,

/s/ Brian B. Margolis
Brian B. Margolis
Orrick, Herrington & Sutcliffe LLP

cc:	Monica Greenberg, Esq. (LivePerson, Inc.)

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC. LIVEPERSON-8

Annex I

liveperson, inc.

475 Tenth Avenue, 5th Floor

New York, New York 10018

February 27, 2013

Via EDGAR and Hand Delivery

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	LivePerson, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 13, 2012 File No. 000-30141

Dear Mr. Gilmore:

Reference is made to your letter to LivePerson, Inc. (the “Company”) dated February 7, 2013. As requested by the staff of the U.S. Securities and Exchange Commission (the “Commission”), the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

[Signature page follows]

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC. LIVEPERSON-9

Very truly yours,

LIVEPERSON, INC.

By:	/s/ Monica Greenberg
Name: Monica Greenberg
Title: Senior Vice President, Business Affairs and General Counsel

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC. LIVEPERSON-10